                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

         Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act 1934.

Commission File No. 0-18391

                      Aspect Telecommunications Corporation
             (Exact name of registrant as specified in its charter)

1730 Fox Drive, San Jose, CA 95131-2312                   (408) 325-2200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 5% Convertible Subordinated Debentures Due 2003
            (Title of each class of securities covered by this Form)

                          Common Stock, $.01 par value
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file report:

Rule 12g-4 (a) (1) (i)     [X]         Rule 12h-3 (b) (1) (i)      [   ]
Rule 12g-4 (a) (1) (ii)    [ ]         Rule 12h-3 (b) (1) (ii)     [   ]
Rule 12g-4 (a) (2) (i)     [ ]         Rule 12h-3 (b) (2) (i)      [   ]
Rule 12g-4 (a) (2) (ii)    [ ]         Rule 12h-3 (b) (2) (ii)     [   ]
                                       Rule 15d-6                  [   ]

Approximate number of holders of record as of the certification or notice date:  0


         Pursuant to the requirements of the Securities Exchange Act of 1934, Aspect Telecommunications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  November 7, 1996                By:_____________________________________
                                          Eric J. Keller
                                          Vice President, Finance and Chief
                                             Financial Officer
                                          (Principal Financial and Accounting
                                             Officer)

                                            November 12, 1996


VIA EDGAR

The Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

                ASPECT TELECOMMUNICATIONS CORPORATION; TERMINATION OF REGISTRATION UNDER SECTION 12(g)

Ladies and Gentlemen:

        We hereby submit on behalf of Aspect Telecommunications Corporation ("Aspect"), pursuant to Rule 12g-4(a)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Certificate and Notice of Termination of Registration on Form 15.

        This form is being filed following completion of the redemption of Aspect's 5% Convertible Subordinated Debentures due 2003 (the "Debentures"), which redemption was completed on October 15, 1996 and in which all holders of Debentures surrendered their Debentures for conversion into shares of Aspect's Common Stock. As a result of the redemption and the conversion of the Debentures, as of October 15, 1996, no Debentures are outstanding.

         This Form 15 is being filed only with respect to the Debentures. Aspect acknowledges that it has a continuing obligation to file reports under Section 13(a) of the Exchange Act in connection with its Common Stock previously registered under the Exchange Act.

        Please contact the undersigned or Mark A. Medearis of this office if you should have any questions or comments.

                                       Very truly yours,

                                       VENTURE LAW GROUP
                                       A Professional Corporation

                                       Jon E. Gavenman

cc:  The Nasdaq Stock Market
     Eric J. Keller
     Mark A. Medearis